May 27, 2016	Seth K. Weiner 404-504-7664 sweiner@mmmlaw.com www.mmmlaw.com

VIA EDGAR

Ms. Jennifer Gowetski

Special Counsel, Office of Real Estate and Commodities

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Cole Office & Industrial REIT (CCIT III), Inc.
Registration Statement on Form S-11
Submitted January 26, 2016
File No. 333-209128

Dear Ms. Gowetski:

On behalf of Cole Office & Industrial REIT (CCIT III), Inc. (the “Company”), please find transmitted herewith for filing the Company’s Pre-Effective Amendment No. 1 (the “Amendment”) to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) (Registration No. 333-209128) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

The Amendment is being filed principally in response to comments of the Commission’s staff (the “Staff”) set forth in the Commission’s letter dated February 25, 2016. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Prospectus (the “Prospectus”) as revised and included in the Amendment.

On behalf of the Company, we respond to the specific comments of the Staff as follows:

General

Comment No. 1: Please revise your disclosure throughout the prospectus so that your disclosure of the distribution and stockholder servicing fee is consistently linked to selling commissions and dealer manager fees. By way of example only, we note the “Estimated Use of Proceeds” table on page 69 describes the distribution and stockholder servicing fee in footnote 7 rather than footnote 1, which is linked to selling commissions and dealer manager fees.

Response: The Company has revised the “Prospectus Summary – Estimated Use of Proceeds of This Offering,” “Estimated Use of Proceeds,” and “Management – Dealer Manager” sections of the Prospectus contained in the Amendment to link the disclosure of the distribution and stockholder servicing fee to the disclosure of selling commissions and dealer manager fees.

Phone: 404.233.7000 | www.mmmlaw.com

1600 Atlanta Financial Center | 3343 Peachtree Road, NE | Atlanta, Georgia 30326

Atlanta • Washington, DC • Raleigh-Durham • Savannah

International Marketing Offices: Beijing • Taipei

MORRIS, MANNING & MARTIN, LLP

Ms. Jennifer Gowetski

Securities and Exchange Commission

May 27, 2016

Prospectus Summary

Why are you offering two classes of your common stock…?, page 1

Comment No. 2: Please revise to state how long a holder of a Class T share should expect to pay the distribution fees and the aggregate amount that a Class T holder should expect to pay before reaching the 10% cap.

Response: The Company has revised the “Questions and Answers About This Offering – Why are you offering two classes of your common stock, and what are the similarities and differences between the classes?” section of the Prospectus contained in the Amendment to disclose the approximate length of time a holder of Class T shares should expect to pay the distribution and stockholder servicing fee.

Comment No. 3: We note the disclosure on page 2 that you will cease paying the distribution and stockholder servicing fee if the transfer agent determines that total selling commissions and distribution and stockholder servicing fees paid by a stockholder would be equal to 7% of the stockholder’s total gross investment amount at the time of the purchase. Please tell us how such amount would be determined. In addition, please clarify for us and disclose, if true, that total selling commissions and dealer manager fees on the Class T shares would be approximately 10% (5% selling commissions and dealer manager fees plus 5% distribution and stockholder servicing fees) if the distribution and stockholder servicing fees were paid in full.

Response: The Company has revised the cover page of the Prospectus as well as the “Questions and Answers About This Offering – Why are you offering two classes of your common stock, and what are the similarities and differences between the classes?” and “Management – Dealer Manager” sections of the Prospectus contained in the Amendment to disclose that, if the maximum selling commissions, dealer manager fees and distribution and stockholder servicing fees are paid, the total of such underwriting compensation, including other expenses paid or reimbursed by the Company, its sponsor or any other source in connection with the offering, would be 10.0% of the gross offering proceeds in the primary offering. With respect to the determination regarding when any applicable limits are reached with respect to a Class T stockholder, the Company’s transfer agent will determine the maximum amount that may be paid with respect to a Class T stockholder on an individual basis in order to ensure that there are no payments in excess of such limits.

Comment No. 4: We note your disclosure on page 2 that, in the event of any voluntary or involuntary liquidation, dissolution or winding up, or any liquidating distribution of your assets, then such assets, or the proceeds therefrom, will be distributed between the holders of Class A shares and Class T shares ratably in proportion to the respective NAV for each class until the NAV for each class has been paid. Please revise to clarify, if true, that NAV will be determined as a whole for both Class A and Class T based on the aggregate assets and then any differences in NAV attributable to each class will be determined.

Response: The Company has revised the “Questions and Answers About This Offering – Why are you offering two classes of your common stock, and what are the similarities and differences between the classes?” and “Description of Shares – Common Stock” sections of the Prospectus contained in the Amendment to clarify that the Company’s net asset value will be determined on an aggregate basis for the Company, from which any differences attributable between the Class A shares and the Class T shares will then be determined.

MORRIS, MANNING & MARTIN, LLP

Ms. Jennifer Gowetski

Securities and Exchange Commission

May 27, 2016

Estimated Use of Proceeds of this Offering, page 15

Comment No. 5: Please revise your “Estimated Use of Proceeds” table to quantify the distribution fee in a footnote or otherwise.

Response: The Company has revised the footnotes to the tables contained in the “Prospectus Summary – Estimated Use of Proceeds of This Offering” and “Estimated Use of Proceeds” sections of the Prospectus contained in the Amendment to quantify the maximum amount of distribution and stockholder servicing fees that would be paid, assuming the sale of $1,250,000,000 of Class T shares in the offering.

Compensation to Our Advisors and Its Affiliates, page 18

Comment No. 6: Please revise to state that these fees can be increased without stockholder consent.

Response: The Company has revised the “Prospectus Summary – Compensation to Our Advisor and Its Affiliates” and “Management Compensation” sections of the Prospectus contained in the Amendment to disclose that the compensation and fees referenced in such sections of the Prospectus may be increased by the Company’s board of directors without the approval of the Company’s stockholders.

Comment No. 7: We note on page 19 that you reimburse your advisor for organization and offering expenses it incurs on your behalf. Please revise to disclose the amount of organization and offering costs it has incurred on your behalf to date. To the extent that you revise your amount, please update your disclosure elsewhere in the filing as appropriate.

Response: The Company has revised the “Prospectus Summary – Compensation to Our Advisor and Its Affiliates” and “Management Compensation” sections of the Prospectus contained in the Amendment to disclose the amount of organization and offering expenses incurred by the Company’s advisor as of the most recently reasonably practicable date.

Comment No. 8: Please add a column to your compensation table in the summary section and on page 89 to clarify the recipient of each of the fees.

Response: The Company has revised the “Prospectus Summary – Compensation to Our Advisor and Its Affiliates” and “Management Compensation” sections of the Prospectus contained in the Amendment to disclose the recipient of each fee.

Risk Factors, page 29

Comment No. 9: We note your disclosure on page 32 that VEREIT has expressed its intent that it or one of its affiliates will purchase at least $2.5 million in Class A shares in this offering at a purchase price of $10.00. We further note on page 194 that affiliates may purchase Class A shares in the offering at a discount. Please revise to clarify whether VEREIT will purchase Class A shares at a price reflecting that the 7% selling commission and 2% dealer manager fee or advise.

Response: Because no participating broker-dealer will be engaged in the purchase by VEREIT referenced in the Commission’s comment, the Company has revised the cover page of the Prospectus as well as the “Prospectus Summary – The Offering,” “Prospectus Summary – Compensation to Our

MORRIS, MANNING & MARTIN, LLP

Ms. Jennifer Gowetski

Securities and Exchange Commission

May 27, 2016

Advisor and Its Affiliates,” “Risk Factors – Risks Related to Our Business – Purchases of common stock by our directors, officers and other affiliates in this offering should not influence investment decisions of prospective investors,” “Management Compensation,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Plan of Distribution – Shares Purchased by Affiliates” and “Plan of Distribution – Minimum Offering” sections of the Prospectus contained in the Amendment to disclose that VEREIT will purchase the Class A shares at a price of $9.10 per share, which reflects the per share primary offering price for Class A shares net of 7.0% selling commissions and 2.0% dealer manager fees.

Comment No. 10: Please include risk factor disclosure related to the difficulty of terminating your advisor, even for poor performance, because the termination may trigger an obligation to pay your advisor a subordinated performance fee.

Response: The Company has revised the “Risk Factors – Risks Related to Conflicts of Interest – Our advisor and its affiliates, including our dealer manager, will face conflicts of interest caused by their compensation arrangements with us, including significant compensation that may be required to be paid to our advisor if our advisor is terminated, even for poor performance, which could result in actions that are not in the long-term best interests of our stockholders” section of the Prospectus contained in the Amendment to disclose the difficulty of terminating the Company’s advisor.

Comment No. 11: We note your disclosure on page 152 that repurchases under your share redemption program will be based on the value per share as shown on the most recent account statement and the redemption price may be higher or lower than the price paid for the shares. If accurate, please include a risk factor that redemptions may dilute remaining shareholders or advise.

Response: As noted in the Staff’s comment and the disclosure in the “Description of Shares – Share Redemption Program” section of the Prospectus contained in the Amendment, “the redemption price per share will equal the per share value shown on [the] most recent customer account statement.” As noted throughout the Prospectus, until such time as the Company has determined an estimated net asset value per share (which shall occur no later than 150 days following the second anniversary of the date on which the Company breaks escrow upon reaching the minimum offering amount), stockholders’ customer account statements will include a value per share that is less than the offering price, because the “value” on the customer account statement must be equal to the offering price less up-front underwriting compensation and certain organization and offering expenses. Therefore, since the redemption price prior to the time that the Company has determined an estimated net asset value per share will be less than the offering price, such redemptions cannot be dilutive to the remaining stockholders.

The Company further submits that the only time that the redemption price per share can be greater than a stockholders’ purchase price would be if the Company determines an estimated net asset value per share that is greater than the stockholders’ original purchase price. However if this were to happen, the redemption price per share (i.e., the estimated net asset value per share) would still be equal to the estimated net asset value of all of the remaining outstanding shares, and therefore, no dilution will have occurred with respect to the remaining outstanding shares. As a result, the Company believes that no additional risk factor disclosure is necessary.

MORRIS, MANNING & MARTIN, LLP

Ms. Jennifer Gowetski

Securities and Exchange Commission

May 27, 2016

Estimated Use of Proceeds, page 69

Comment No. 12: Please tell us how you considered it was appropriate to (i) omit the minimum offering amount in the “Estimated Use of Proceeds” table and (ii) combine the selling commissions and dealer manager fees.

Response: The Company has revised the “Prospectus Summary – Estimated Use of Proceeds of This Offering” and “Estimated Use of Proceeds” sections of the Prospectus contained in the Amendment to include information regarding the use of proceeds if the minimum offering amount is raised and to separate the selling commissions and dealer manager fees.

Prior Performance Summary, page 129

Comment No. 13: Please revise to include disclosure describing the suspension of selling agreements with several broker-dealers and the restatement of VEREIT’s financial statements or advise.

Response: The Company has provided disclosure regarding the suspension of selling agreements and reinstatement of VEREIT’s financial statements in the “Prior Performance Summary – Adverse Business and Other Developments – Suspension of Selling Agreements” section of the Prospectus contained in the Amendment.

* * * * *

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7664.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Seth K. Weiner

Seth K. Weiner

cc:	Lauren Goldberg, Esq.
Michael J. Komenda, Esq.
Lauren Prevost, Esq.